Exhibit 99.1

Scotiabank announces dividend on common shares

TORONTO, August 26, 2003 -- Scotiabank today announced a dividend of 44 cents per common share for the quarter ending October 31, 2003, payable on October 29, 2003, to shareholders of record at the close of business on October 7, 2003.

The Bank also declared the following dividends on Non-Cumulative Preferred Shares for the quarter ending October 31, 2003, payable on October 29, 2003, to shareholders of record at the close of business on October 7, 2003:

•	Series 11, Dividend No. 24 of $0.375 per share;

•	Series 12, Dividend No. 21 of $0.328125 per share.

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan.

For further information:

Sabi Marwah, Senior Executive Vice-President & Chief Financial Officer, (416) 866-6808 Jennifer Sclisizzi, Scotiabank Public Affairs, (416) 866-3625